ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER'S DIRECT LINE 414.297.5678 pgquick@foley.com

April 9, 2020

VIA EDGAR

Mr. Nicholas P. Panos
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Harley-Davidson, Inc.
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on March 13, 2020 by Harley-Davidson, Inc.
File No. 001-09183

Dear Mr. Panos:
On behalf of Harley-Davidson, Inc., a Wisconsin corporation (the “Company”), we are writing in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 17, 2020, relating to the above-referenced filing of the Company’s preliminary proxy statement on Schedule 14A (the “Comment Letter”). The Company is also filing with the Commission a definitive proxy statement (the “Proxy Statement”) relating to the Company’s 2020 Annual Meeting of Shareholders (the “2020 Annual Meeting”) with this response letter.
On March 27, 2020, the Company entered into a Settlement Agreement (the “Settlement Agreement”) with Impala Master Fund Ltd., a Cayman Islands exempt company, and Impala Fund and Impala Asset Management LLC, a Delaware limited liability company (collectively, “Impala”). Pursuant to the Settlement Agreement, Impala withdrew its notice of an intent to nominate two candidates for election to the Board of Directors of the Company at the 2020 Annual Meeting. Accordingly, the Proxy Statement has been revised to reflect that the 2020 Annual Meeting is no longer the subject of a contested solicitation.
For the convenience of the Staff, each of the Staff’s comments from the Comment Letter is repeated below in italics with headings and numbering of the comments corresponding to those in the Comment Letter, and set forth below each such comment is the Company’s response thereto.
Schedule 14A
Letter to Shareholders

1.
The first page of the proxy statement, as defined in Rule 14a-1(g) - and distinguished from the Notice or any letter to shareholders - must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please place the required legend on the proxy statement. See Rule 14a-6(e)(1) of Regulation 14A.

Response: The Company acknowledges the Staff’s comment and will make appropriate revisions to include the required legend in future filings of preliminary proxy statements.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO
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April 9, 2020

Important, First Page

1.
Although the disclosure intimates that printed copies of the proxy statement will be furnished to shareholders via U.S. mail, the disclosure on page 76 leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods while suggesting its availability on a dedicated website. Please advise us whether or not Harley-Davidson will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Response: Given the execution of the Settlement Agreement and that the 2020 Annual Meeting is no longer the subject of a contested solicitation, the Company will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f).
Proposal One: Election of Directors, page 1

3.
Notwithstanding the registrant’s director eligibility requirements, lease confirm, and consider disclosing, if true, that each director nominee has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(1).

Response: The Company acknowledges the Staff’s comment and advises the Staff that each nominee of the board of directors of the Company has consented to being named in the Proxy Statement and has agreed to serve if elected. The Company has revised page 2 of the Proxy Statement in response to the Staff’s comment.

4.	We note that the “entire Board is elected annually.” Please revise to specifically state the exact term for which each director nominee, if elected, would be authorized to serve.
Response: The Company acknowledges the Staff’s comment and has revised page 2 of the Proxy Statement to state the term for which each director nominee, if elected, would be authorized to serve.
Voting Requirements, page 20

5.
Please advise us, with a view towards revised disclosure, of the basis upon which the registrant has relied to conclude that broker non-votes may exist in the instant solicitation with respect to any of the proposals.

Response: Given the execution of the Settlement Agreement and that the 2020 Annual Meeting is no longer the subject of a contested solicitation, broker non-votes may exist in the solicitation for the 2020 Annual Meeting.
Independence of Directors, page 24

6.	Please disclose the standard by which independence has been determined.
Response: As we discussed during our telephone conversation with you, the Company disclosed in the second sentence under the caption “Independence of Directors” on page 29 of the Proxy Statement that the board of directors has determined director independence under New York Stock Exchange Rules. However, the Company has revised this disclosure to more clearly state the standard of independence.
What constitutes a quorum?, page 71

7.
Please refer to the following representation: “in those instances where banks, brokers or other nominees who hold shares on behalf of others have returned a proxy but could not vote the shares on particular matters without receiving voting instructions from the beneficial owners (‘broker non-votes’)...” Please advise us of the

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April 9, 2020

legal basis upon which the registrant has relied to conclude that persons other than brokers, such as banks and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other holders of record are the equivalent of brokers and thus might not vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.
Response: The Company acknowledges the Staff’s comment and has revised pages 76 and 77 of the Proxy Statement in response to the Staff’s comment.
Form of Proxy

8.
Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised “on any other matters that may arise at the 2020 Annual Meeting of Shareholders...”

Response: The Company acknowledges the Staff’s comment and has revised its form of proxy included with the Proxy Statement accordingly to add “to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended” to the disclosure regarding the intended use of discretionary authority.
If the Staff has any questions or comments regarding the foregoing or the Proxy Statement, please contact the undersigned at (414) 297-5678 or pgquick@foley.com or to John K. Wilson at (414) 297-5642 or jkwilson@foley.com.
Sincerely,

/s/ Patrick G. Quick

Patrick G. Quick

cc:	Paul J. Krause
Secretary
Harley-Davidson, Inc.
John K. Wilson
Foley & Lardner LLP

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